Hypercom Corporation
8888 E. Raintree Drive, Suite 300
Scottsdale, Arizona 85260

August 23, 2010 Via EDGAR and Facsimile

SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

ATTENTION:  Mr. Stephen Krikorian
Accounting Branch Chief
Mail Stop 4561

Re:	Hypercom Corporation

SEC Comment Letter Dated July 9, 2010, File No. 001-13521

Ladies and Gentlemen:

Reference is made to your letter dated July 9, 2010 to Hypercom Corporation with respect to your review and comment on File No. 001-13521.

We initially reviewed your comments contained in the above referenced letter and noted that you requested we respond to your comments within 10 business days or tell you when we will provide a response.  Accordingly, by letter dated July 19, 2010, we respectfully notified you that we had intended to respond to such comments no later than August 23, 2010, unless we contacted you on or before such date. Due to our need to gather additional information in response to your comments, we respectfully notify you that we intend to respond to such comments no later than August 30, 2010, unless we contact you on or before such date.

Please let us know, at your earliest convenience, if you are not amenable to our requested response time set forth above.

Sincerely,

/s/ Douglas J. Reich

Douglas J. Reich
Senior Vice President, General Counsel,
Chief Compliance Officer and Secretary